Exhibit 99.1

For Immediate Release

VIÑA CONCHA Y TORO REPORTS
FOURTH QUARTER AND 12-MONTH PERIOD
2013 RESULTS

Santiago, Chile, March 28th, 2014 - Viña Concha y Toro S.A. (“The Company” or “Concha y Toro”) (NYSE: VCO, Chile: Conchatoro), announced today its consolidated financial results, stated under IFRS, for the fourth quarter and twelve-month period ended December 31st, 2013. US dollar figures (US$), except export figures, are based on the exchange rate effective December 31st, 2013 (US$1.00=Ch$524.61).

Highlights 4Q2013 v. 4Q2012

●	Total sales increased by 5.1%, to Ch$ 139,333 million in the quarter.

●	Bottled export markets sales in Chilean pesos increased 9.7%.

●	Bottled export price increased 3.4% in US$.

●	Bottled domestic sales in Chile decreased 4.3% totaling Ch$ 24,481 million, domestic sales of new business (liquor, beer and others) represented 39.0% of the total of bottled sales.

●	Trivento’s wine shipments (including bulk and bottled wine shipments to Company’s distribution subsidiaries) decreased 8.8% totaling Ch$5,768 million.

●	Fetzer’s total sales (including bulk and bottled wine shipments to Company’s distribution subsidiaries) increased 6.7% totaling Ch$16,165 million.

●	Net income increased 29.7% to Ch$11,086 million.

●	Operating Income plus depreciation and amortization increased 26.9% to Ch$19,507 million, this figure over sales was 14.0%.

Highlights 12M2013 v. 12M2012

●	Total sales increased by 6.1%, to Ch$ 475,622 million in 2013.

●	Bottled export markets sales in Chilean pesos increased 9.9%.

●	Bottled export price increased 4.5% in US$.

●	Bottled sales in Chile decreased 1.0% totaling Ch$89,099 million, Domestic sales of new business (liquor, beer and others) represented 35.9% of total bottled domestic sales.

●	Trivento’s wine shipments (including bulk and bottled wine shipments to Company’s distribution subsidiaries) increased 2.6% totaling Ch$26,162 million.

●	Fetzer’s total sales (including bulk and bottled wine shipments to Company’s distribution subsidiaries) increased 6.3% totaling Ch$56,742 million.

●	Net income increased 10.5% to Ch$33,174 million.

●	Operating Income plus depreciation and amortization increased 3.2% to Ch$55,385 million, this figure over sales was 11.6%.

Summary

In the fourth quarter of 2013, the net sales increased by 5.1%, this is because 9.8% growth in the Export Markets.

In the fourth quarter, bottled sales in Export markets increased 9.7% in value reaching Ch$92,981 million and a drop in terms of volume of 1.5%, exporting 5,906 thousand of nine liter cases. This growth in sales was favored by a higher exchange rate of Chilean pesos against most of the currencies that we are exposed excepting the Brazilian Real.

In the fourth quarter of 2013, bottled sales in the Chilean domestic market decreased 4.3%, as a resultant of a decrease of 1.4% in new business sales and a decrease of 6.1% in sales of wines. Regarding wine, the 6.1% decrease in value is explained by a 4.5% decrease in volume and a 1.7% decrease in the average price.

Fetzer’s Sales to third parties (not including shipments to distribution subsidiaries) in Chilean pesos remained stable during the fourth quarter in comparison to the 2012. Bottled sales increased slightly 1.2% in Chilean pesos, driven by an increase in domestic market and export market of 1.3% and 0.2% in Chilean pesos, respectively.

In the quarter, Argentine bottled wine sales to third parties (not including shipments to distribution subsidiaries) decreased 2.8% in value and 11.2% in volume. Our business in Argentina is consistent with its trend towards increasing its prices in order to enhance the profitability of the operation. Consequently, volumes have declined in the export and the domestic market in comparison with the fourth quarter of 2012.

In the quarter, the operating income plus depreciation and amortization increased 26.9% to Ch$19,507 million. The higher figure is mainly explained by two effects, the first one is the higher price in dollar (average export price grew 2.8% in Chile and 7.0% in Argentina); the second effect was the depreciation of the Chilean peso against most of the export currencies. Indeed, in the fourth quarter, the Chilean peso depreciated against the US dollar by 8.0%, 8.9% against the sterling pound and 13.4% against the Euro. On the other hand, there was an increase in the SG&A due to the higher proportion of sales of the distribution subsidiaries in the export markets.

In the fourth quarter of 2013, the net income attributable to owners of the company increased 29.7% to Ch$11,086 million because of the effects above mentioned.

Finally, the net income attributable to Concha y Toro totaled Ch$33,174 million, representing an increase of 10.5% as compared to 2012.

2

Fourth Quarter 2013 Results

Total Revenues

Company revenues increased 5.1% totaling Ch$139,333 million in the fourth quarter. This is mainly explained by the increase in the export sales.

Table 1

Total Revenues

(in Ch$ millions)

	4Q13	4Q12	Change (%)	12M 2013	12M 2012	Change (%)
Chile Domestic - wine	15,024	16,005	-6.1%	57,233	61,673	-7.2%
Chile Domestic sales - new business	9,546	9,684	-1.4%	31,955	28,420	12.4%
Export markets (¹)	93,369	85,065	9.8%	306,519	278,451	10.1%
Argentina domestic	1,520	1,893	-19.7%	6,684	7,491	-10.8%
Argentina exports (²)(³)	3,515	3,382	3.9%	13,672	14,178	-3.6%
U.S.A. (Fetzer) domestic	13,326	13,165	1.2%	46,602	45,317	2.8%
U.S.A. (Fetzer) exports (²)	1,156	1,154	0.2%	4,464	4,072	9.6%
Other revenues	1,876	2,173	-13.6%	8,492	8,647	-1.8%
TOTAL	139,333	132,519	5.1%	475,622	448,250	6.1%

Table 2

Sales of Bottled Wine

		4Q13	4Q12	Change (%)	12M 2013	12M 2012	Change (%)
Sales (in Ch$ million)
Chile Domestic Market - wine		14,935	15,905	-6.1%	57,144	61,573	-7.2%
Chile Domestic Market - new business		9,546	9,684	-1.4%	31,955	28,420	12.4%
Export markets (¹)		92,981	84,753	9.7%	305,373	277,889	9.9%
Argentina Domestic		1,339	1,612	-16.9%	6,035	6,851	-11.9%
Argentina Exports (²)(³)		3,515	3,382	3.9%	13,672	14,178	-3.6%
U.S.A. (Fetzer) domestic		13,314	13,149	1.3%	46,457	45,252	2.7%
U.S.A. (Fetzer) exports (²)		1,156	1,154	0.2%	4,464	4,072	9.6%
Total Sales		136,786	129,637	5.5%	465,100	438,236	6.1%
Volume (thousand liters)
Chile Domestic Market - wine		14,847	15,541	-4.5%	59,160	61,934	-4.5%
Export markets (¹)		53,155	53,973	-1.5%	180,113	175,437	2.7%
Argentina Domestic		993	1,181	-15.9%	4,449	5,311	-16.2%
Argentina Exports (²)(³)		2,158	2,368	-8.9%	8,712	9,500	-8.3%
U.S.A. (Fetzer) Domestic		5,085	5,517	-7.8%	18,372	18,141	1.3%
U.S.A. (Fetzer) Exports (²)		411	469	-12.3%	1,586	1,441	10.1%
Total Volume		76,649	79,049	-3.0%	272,392	271,765	0.2%
Average Price (per liter)	Currency
Chile Domestic Market - wine	Ch$	1,005.9	1,023.4	-1.7%	965.9	994.2	-2.8%
Export Markets	US$	3.40	3.29	3.4%	3.41	3.26	4.5%
Argentina Domestic	US$	2.62	2.86	-8.4%	2.74	2.66	2.9%
Argentina Exports	US$	3.17	2.99	5.9%	3.17	3.07	3.1%
U.S.A. (Fetzer) Domestic	US$	5.07	4.99	1.6%	5.10	5.14	-0.7%
U.S.A. (Fetzer) Exports	US$	5.44	5.16	5.6%	5.68	5.82	-2.4%

(1)	Export sales include exports to third parties and sales of the Company’s distribution subsidiaries (UK, Nordics, Brazil, Singapore and Mexico).

(2)	This figure excludes shipments to the Company’s distribution subsidiaries.

(3)	This figure excludes bulk wine sales bottled in destination.

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Export Revenues

Bottled export sales from Chile and sales of distribution subsidiaries increased 9.7% to Ch$92,981 million as compared to Ch$84,753 million in 4Q 2012. This increase in sales was driven by combined effect of a 1.5% decrease in volumes commercialized, an increase of 3.4% in average prices in US dollar terms and a better exchange rate. For the quarter, the Chilean peso depreciated against the US dollar by 8.0%, 8.9% against the sterling pound and 13.4% against the Euro.

Total bottled export sales (Including Exports from Chile, Argentina, Fetzer and Distribution Subsidiaries) increased by 9.4% to Ch$97.652 million and volumes decreased by 1.9% reaching 6,191,568 cases.

Graph 1

Total Export Volume by Region (Considers Exports from Chile, Argentina, Fetzer and Distribution Subsidiaries)

4th Quarter 2013

•         Total Exports Bottled Wine Sales – Volume (This figure considers total bottled volume except domestic markets in Chile, Argentina and U.S.):

Export sales volume dropped by 1.9% in the quarter, reaching 6,191,568 nine liter cases.

Volumes exported to Asia and South America increased 19.1% and 8.7% respectively. Africa and Others grew 5.7%. The increase in volume sales mentioned in previous regions was offset by a decrease in volumes in Europe, U.S., Canada and Central America and Caribbean regions corresponding to 0.9%, 23.8%, 11.7% and 4.6%, respectively.

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Domestic Sales, Chile

Bottled domestic wine sales decreased 6.1% to Ch$14,935 million in 4Q13, from Ch$15,905 million in 4Q12, followed by a 4.5% decrease in volume and a 1.7% decrease in the average price. Domestic market bottled wine sales by volume totaled 14.8 million liters in the quarter. The 4.5% drop in volume reflects a decrease in the generic category (non-Premium) of 4.9%. In the other hand, the Premium (and above) categories increased 2.7% as a whole. Premium (and above) categories represented 6.1% of the domestic volume and 23,9% of the domestic value in pesos.

Chile Domestic Sales-new business

Domestic sales of new business, carried out by the domestic distribution subsidiary “Comercial Peumo”, including premium beer and liquors totaled Ch$9,546 million, a 1.4% decrease from the same quarter of the last year. However, the segment corresponding to the distribution of beer and non-alcoholic drinks remains strong, showing an increase in volume and sales.

Argentine Operations

Revenues from the Argentine operation (excluding shipments to distribution subsidiaries) decreased 4.5% to Ch$5,035 million as a result of a 3.9% increase in exports and a 19.7% decrease in domestic sales.

For the quarter, total Argentine exports of bottled wine totaled 240 thousand of nine liter cases, a decrease of 8.9% over 4Q12. The average price in US$ terms increased 5.9% in the quarter.

Regarding volume, the domestic sales decreased 15.9% to 110 thousand of nine liter cases in the fourth quarter of 2013. The average price in US$ terms decreased 8.4% in the quarter.

Our business in Argentina is consistent with its trend towards increasing its prices in order to enhance the profitability of the operation. Consequently, volumes have declined in the export and the domestic market.

U.S.A (Fetzer)

In the fourth quarter of 2013, Fetzer’s bottled sales (excluding shipments to distribution subsidiaries) increased 1.2% totaling Ch$14,470 considering 611 thousand of nine liter cases. In terms of volume, exports and domestic market decreased 12.3% and 7.8%, respectively.

Other Revenues

Other revenues, comprising fees for bottling services and sales of fruit, decreased 13.6%, to Ch$1,876 million.

Cost of Sales

For the quarter, the total cost of sales decreased -1.1% to Ch$90,017 million (US$ 171.6 million) from Ch$91,047 million (US$173.6 million) in 4Q12. The cost of sales as a percentage of total sales decreased to 64.6% from 68.7%.

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The gross margin increased to 35.4% from 31.3%, this is partially explained by the depreciation of the Chilean peso against most of the export currencies, and a slightly lower wine cost.

Selling, General and Administrative Expenses

Selling, General and Administrative Expenses (Distribution costs and Administrative expenses) increased 14.3% to Ch$35,588 million (US$67.8 million) in 4Q13 compared to Ch$31,133 million (US$59.3 million) in 4Q12. As a percentage of sales, SG&A increased to 25.5% from 23.5% in 4Q12.

Operating Income

Operating Income (Gross Revenue, Distribution cost and Administrative expenses) increased 32.8% to Ch$13,728 million in 4Q13 compared to Ch$10,338 million in 4Q12. The operating margin as a percentage of sales increased to 9.9% from 7.8% in 4Q12. This is partially explained by the depreciation of the Chilean peso against most of the export currencies, and a slightly lower wine cost.

Other Results by Function

The Other Results by Function (Other income, Other expenses, Financial Income, Financial Expenses, Participation of associates, Exchange differences and Expense by adjustment units) showed a gain of Ch$99 million as compared to a gain of Ch$937 million in 4Q12.

Regarding to the Exchange difference, the company continued with its policy of exchange rate hedging and fixing strategy to its exports, and the profit for this concept in 4Q13 was Ch$3.193 million, an increase of 10.4% against 4Q12.

Financial expenses decreased 0.5%, financial expenses in 4Q13 were Ch$2,444 million and in 4Q12, Ch$2,643 million.

As of December 31st, 2013, Net Financial Debt (this is excluding cash and cash equivalent) was Ch$240,729 million, representing an increase of Ch$26,880 million as compared to the Net Financial Debt as of December 31st, 2012.

Net Income and Earnings per Share (EPS)

Net Income increased 29.7% to Ch$11,086 million from Ch$8,547 million in 4Q12. Based on 747,005,982 weighted average shares, Concha y Toro’s earnings increased to Ch$14.8 per share from Ch$11.4 respective to 4Q12.

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Twelve months of 2013 Results

Total Revenues

Company revenues increased 6.1% in the 2013 totaling Ch$475,622 million. This increase is mainly explained by the growth in the export markets.

Export revenues

Bottled export sales from Chile and sales of distribution subsidiaries increased 9.9% to Ch$305,373 million in comparison to Ch$277,889 million obtained in 2012. This increase was driven by a 2.7% increase in volume commercialized. Regarding average prices, they increased 4.5% in US dollar terms. For the 2013, the Chilean peso depreciated against the US dollar by 1.7%, 5.1% against the Euro and appreciated 0.4% against the sterling pound.

Total bottled export sales (Including Exports from Chile, Argentina, Fetzer and Distribution Subsidiaries) increased by 9.2% to Ch$323,509 million and volumes increased by 2.2% reaching 21,157 thousand of nine liter cases.

Graph 2

Export Volume by Region (Considers Exports from Chile, Argentina, Fetzer and Distribution Subsidiaries)

12-months 2013

●	Total Exports Bottled Wine Sales – Volume:

In 2013, export volume sales increased 2.2%, with sales of 21,157 thousand of nine liter cases. Sales to U.S., Canada and Africa and Others dropped by 5.5%, 4.8% and 0.2%, respectively. Sales to Europe grew by 1.6%. Following Europe´s trend, South America, Asia and Central America and Caribbean region increased their volume sale by 5.3%, 12.3% and 7.5%, respectively.

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Domestic Sales, Chile

Bottled domestic wine sales in Chile decreased 7.2% in value to Ch$57,144 million in 2013, from Ch$61,573 million in 2012, followed by a 4.5% decrease in volume and a 2.8% decrease in the average price. The volume of bottled wine sales on the domestic market totaled 59.2 million liters. Domestic Sales were impacted by the strike that the company faced in the 2nd quarter of 2013. In addition, during the 2013 the company inaugurated a new logistic center in the Region Metropolitana. Regarding the implementation of this new facility, Concha y Toro faced an impact in service levels, impacting the sales on this market.

Chile Domestic Sales-new business

Domestic sales of new business carried out by the domestic distribution subsidiary Comercial Peumo, including mineral water, premium beer and liquors, totaled Ch$31,955 million. The increase of 12.4% in this category is the resultant of the increase in overall sales following the incorporation of the Diageo liquor portfolio since May 2009 and the distribution of premium beer.

Argentine Operations

Revenues from our Argentine business (excluding shipments to distribution subsidiaries) decreased 6.1% to Ch$20,356 million followed by a 3.6% decrease in exports and a decrease of 10.8% in domestic sales. This situation is partly driven by the increases in the average price of the export and domestic market of 3.1% and 2.9% respectively in US dollars, as a consequence of the repositioning of the brand in higher price points. In 2013, Trivento’s exports of bottled wine totaled 1,099 thousand of nine liter cases, representing a decrease of 1.4% in volume in comparison to 2012.

Domestic bottled wine sales in the Argentine market totaled 494 thousand of nine liter cases, decreasing 16.2%.

U.S.A (Fetzer)

In 2013, Fetzer’s bottled sales (excluding shipments to distribution subsidiaries) increased 3.2% totaling Ch$50,920 considering 2,218 thousand of nine liter cases.

In terms of volume, during 2013 export sales increased 10.1% and domestic sales increased 1.3%, respective to the same period of 2012.

Other Revenues

Other revenues decreased 1.8% to Ch$8,492 million in comparison to 2012.

Cost of Sales

In 2013, the total cost of sales rose 2.8% to Ch$311,387 million from Ch$302,963 million in the 2012. Cost of sales as a percentage of total sales dropped from 67.6% in 2012 to 65.5% in 2013.

Finally, the gross margin moved to 34.5% from 32.4%.

Selling, General and Administrative Expenses

Selling, General and Administrative Expenses (Distribution costs and Administrative expenses) increased 16.8% to Ch$127,610 million. As a percentage of revenues, SG&A increased to 26.8% from 24.4% registered in 2012. The increases of SG&A are mainly related to new foreign subsidiaries opened in 2012, in order to have the structure that will support the future growth.

Operating Income

Operating Income (Gross Revenue, Distribution cost and Administrative expenses) increased 1.8% to Ch$36,625 million compared to the result of Ch$35,992 million registered in 2012. As a percentage of sales, the Operating margin decreased to 7.7% from 8.0%.

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Other Results by Function

The Other Results by Function (Other income, Other expenses, Financial Income, Financial Expenses, Participation of associates, Exchange differences and Expense by adjustment units) obtained a profit of Ch$5,746 million, 20.3% higher than the profit obtained during 2012.

In terms of the Exchange difference, the company continued with its policy of exchange rate hedging and fixing strategy to its exports. The profit obtained for this concept during 2013 reached Ch$14,225 million.

In 2013, financial expenses increased 10.4% to Ch$9,710 million compared to the Ch$8,792 million obtained in 2012.

As of December 31st, 2013, Net Financial Debt (this is excluding cash and cash equivalent) was Ch$240,729 million, representing an increase of Ch$26,880 million as compared to the Net Financial Debt as of December 31st, 2012.

Net Income and Earnings per Share (EPS)

Net income increased 10.5% reaching Ch$33,174 million during 2013. In 2012, the Net Income was Ch$30,022 million. As a resultant, on a basis of 747,005,982 weighted average shares, Concha y Toro’s earnings per share were Ch$44.4, a 10.5% higher that the earnings obtained in 2012.

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Balance Sheet

Assets

As of December 31st, 2013, Concha y Toro consolidated assets totaled Ch$850,154 million, representing a drop of 0.7% in comparison to 2012, mainly due to a lower level of Cash and Cash Equivalents.

Liabilities

As of December 31st, 2013, Net Financial Debt (excluding Cash and Cash Equivalent) amounted to Ch$240,729 million, representing an increase of Ch$26,880 million as compared to the Net Financial Debt as of December 31st, 2012.

* * * * *

About Viña Concha y Toro

Viña Concha y Toro is South America’s leading wine producer whose products are distributed in 137 countries. Founded in 1883 by Don Melchor Concha y Toro, the Company produces and markets fine wines under the labels: Don Melchor, Amelia, Terrunyo, Marqués de Casa Concha, Trio, Casillero del Diablo, Sunrise and Frontera. The Company cultivates around 9,086 hectares of vineyards in Chile; 1,154 hectares in Argentina and 464 in the U.S.

Viña Concha y Toro has been listed on the Santiago Stock Exchange since 1933 under the ticker symbol “Conchatoro”. In 1994, it became the first winery in the world to list on the New York Stock Exchange, under the ticker symbol “VCO”. The Company has 3,596 employees and is headquartered in Santiago, Chile.

Forward Looking Statements

This press release may contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the financial condition, results of operations and business of the Company and certain plans and objectives of the Company with respect to these items. Forward-looking statements may be identified by the use of words such as “anticipate”, “continue”, “estimate”, “expect”, “intend”, “may”, “believe” and similar expressions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that occur in the future. There are a number of factors that could cause results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, levels of consumer spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by the Company and its competitors, raw materials costs, future exchange and interest rates, as well as other risk factors referred in the Company’s filings with the Securities and Exchange Commission.

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Viña Concha y Toro S.A.

Consolidated Income Statement

In thousand Chilean pesos

STATEMENT OF INCOME BY	4Q2013	4Q2012	Change	12M 2013	12M 2012	Change
FUNCTION	Th. Ch$	Th. Ch$	%	Th. Ch$	Th. Ch$	%

Income from ordinary activities	139,332,912	132,518,833	5.1%	475,622,285	448,249,781	6.1%
Cost of sales	(90,017,106)	(91,047,790)	-1.1%	(311,387,251)	(302,963,228)	2.8%

Gross Revenue	49,315,806	41,471,043	18.9%	164,235,034	145,286,553	13.0%

Other income by function	131,715	303,489	-56.6%	694,505	1,296,593	-46.4%
Distribution costs	(29,660,818)	(26,110,551)	13.6%	(108,403,857)	(91,255,731)	18.8%
Administrative expenses	(5,926,995)	(5,022,432)	18.0%	(19,206,540)	(18,039,175)	6.5%
Other expenses by function	(322,105)	(515,630)	-37.5%	(1,106,452)	(1,124,236)	-1.6%
Financial income	40,981	393,499	-89.6%	1,090,228	1,108,530	-1.7%
Financial expenses	(2,443,520)	(2,643,338)	-7.6%	(9,709,871)	(8,792,445)	10.4%

Participation in income (loss) of associates and joint-ventures recorded using the equity method	(40,917)	789,685	-105.2%	1,901,470	2,697,187	-29.5%

Exchange differences	3,192,574	2,892,545	10.4%	14,224,960	10,564,798	34.6%
Income/expense by adjustment units	(459,785)	(283,734)	62.0%	(1,348,350)	(973,542)	38.5%

Income before tax	13,826,936	11,274,576	22.6%	42,371,127	40,768,532	3.9%
Income tax expense	(2,581,452)	(2,477,178)	4.2%	(8,762,006)	(10,465,482)	-16.3%

Income	11,245,484	8,797,398	27.8%	33,609,121	30,303,050	10.9%

Income attributable to owners of the company	11,085,621	8,546,531	29.7%	33,173,641	30,021,933	10.5%
Income attributable to non-controling interests	159,863	250,867	-36.3%	435,480	281,117	54.9%

Operating Income plus	19,506,756	15,376,106	26.9%	55,385,334	53,680,114	3.2%
Gross Revenue	49,315,806	41,471,043	18.9%	164,235,034	145,286,553	13.0%
Distribution costs	(29,660,818)	(26,110,551)	13.6%	(108,403,857)	(91,255,731)	18.8%
Administrative expenses	(5,926,995)	(5,022,432)	18.0%	(19,206,540)	(18,039,175)	6.5%
Depreciation	5,464,096	4,812,310	13.5%	17,779,248	16,777,008	6.0%
Amortization	314,667	225,736	39.4%	981,449	911,459	7.7%

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Viña Concha y Toro S.A.

Consolidated Balance Sheet

In thousand Chilean pesos

	As of	As of
	2013	2012
Assets

Cash and cash equivalents	12,850,652	58,876,331
Inventories	223,694,941	192,199,415
Accounts receivable	146,709,957	143,078,785
Biological current assets	14,821,587	14,342,503
Other current assets	36,241,384	39,130,596
Total current assets	434,318,521	447,627,630

Property, plant & equipment, net	261,515,330	257,672,949
Biological fixed assets	68,552,823	64,537,068
Other fixed assets	17,137,522	15,477,570
Other assets non current	68,629,965	70,797,735
Total non current assets	415,835,640	408,485,322
Total assets	850,154,161	856,112,952

Liabilities
Loans and other liabilities	68,470,159	103,139,210
Other current liabilities	128,690,731	121,940,516
Total current liabilities	197,160,890	225,079,726

Loans and other liabilities	185,109,197	169,586,261
Other non current liabilities	37,789,296	36,996,991
Total non current liabilities	222,898,493	206,583,252

Total Liabilities	420,059,383	431,662,978

Equity
Paid-in-capital	84,178,790	84,178,790
Retained earnings	347,130,684	326,929,352
Other reserves	-2,094,013	12,768,637
Net equity attributable to parent comp. shareholders	429,215,461	423,876,779
Minority Interest	879,317	573,195
Total Equity	430,094,778	424,449,974
Total Equity and Liabilities	850,154,161	856,112,952
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